

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 18, 2008

VIA U.S. MAIL and FACSIMILE

Robin Risser
Advanced Photonix, Inc.
Chief Financial Officer and Director
2925 Boardwalk
Ann Arbor, Michigan 48104

> **RE: Advanced Photonix, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed June 29, 2007**
> **Form 10-Q for the quarterly period ended December 28, 2007**
> **File No. 001-11056**

Dear Robin Risser:

We have reviewed your response dated March 31, 2008 and related filings and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Consolidated Statement of Operations, page 32

1.	We reference your response to prior comment 4 in our letter dated February 19, 2008. Please clarify in your response and in future filings whether there is any remaining liability related to the wafer fabrication and corporate relocation exit costs. If so, please include the disclosures required by paragraph 20b(2) of SFAS 146. Alternatively, if all costs have been paid, please state that fact.

Note 4. Intangible Assets and Goodwill, page 41

2.	We reference your response to prior comment 11 in our letter dated February 19, 2008. Please note that if, in future filings, you refer to an independent valuation analysis of the fair value of intangible assets in your Form 10-K, you should name the expert in the filing. Alternatively, management may elect to take full responsibility for valuing the intangible asset. In addition, please also be advised that if you name the expert in future filings and intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the expert as an exhibit to the registration statement.

Note 11. Income Taxes, page 48

3.	We note your response to prior comment 16 in our letter dated February 19, 2008. We see that you reported a taxable loss of $2.7 million for 2007 and cumulative losses over the past four years. In light of the current and cumulative taxable loss, tell us why you believe that you can rely on projections of future taxable income to substantiate the realization of the deferred tax asset. Please also tell us whether you expect to generate taxable income for fiscal year 2008, discuss the extent to which you have historically met projections of taxable income and explain how projections for future tax years have been determined. Please provide us with a more detailed analysis of your assumptions underlying the determination that it is more likely than not that the net asset will be realized.

4.	As a related matter, in future filings, critical accounting policies should provide clear and detailed disclosure of the assumptions and judgments employed to determine that the deferred tax asset is realizable.

<u>Form 10-Q for the quarterly period ended December 28, 2007</u>

<u>Condensed Consolidated Financial Statements</u>

<u>Note 5. Detail of Certain Asset Accounts, page 10</u>

5.   We see your response to prior comment 20 in our letter dated February 19, 2008. We note that the impact of the accounting change will be material to your future operations. Please confirm to us that you will file a preferability letter as exhibit 18 in your Form 10-K for the year ended March 31, 2008, in accordance with Rule 10-01(b)(6) of Regulation S-X.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

                                                Sincerely,

                                                Kristin Lochhead
                                                Reviewing Accountant